UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated March 6, 2014
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold” or “the Company”)
NO IMPACT ON PRODUCTION FROM ESKOM ELECTRICITY SUPPLY CONSTRAINTS
Westonaria, 6 March 2014: Sibanye Gold (JSE: SGL & NYSE: SBGL)
advises shareholders that Eskom has requested it, along with other large industrial consumers of electricity, to reduce power
consumption by 10%. This follows an initial request to reduce consumption by 20%, due to a significant loss of generation capacity from Eskom’s coal fired power stations.
Sibanye Gold has, in cooperation with Eskom, previously developed contingency plans to accommodate requests of this nature. The
Company is implementing the agreed measures to reduce its power usage as requested and does not expect to incur any production losses, unless the situation escalates.
We will continue to assist in the national effort to secure the electrical grid, while managing the supply constraints to our business.
ENDS
Contact
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities
Act of 1933 and Section 21E of the US Securities Exchange Act of
1934.
Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking
statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in
South Africa and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities;
decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour

disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly
environmental regulations and new legislation affecting mining and mineral rights; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action;
temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.
The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: March 6, 2014
By:
/s/ Charl Keyter
Name:    Charl Keyter
Title:       Chief Financial Officer